Rogers to Deploy Advanced Broadband IP Multimedia Network to Provide Digital
Telephone and Other New Services;

High Quality Digital Voice-over-cable Telephony Services Targeted for
Launch in Mid-2005 Timeframe

Toronto, February 12, 2004 — Rogers Communications and Rogers Cable today announced that their boards of directors have approved a plan for the deployment of an advanced broadband IP multimedia network to support digital voice-over-cable telephone and other new voice and data services across the Rogers Cable service areas. The deployment plan, completion of which is conditional upon supportive regulatory conditions, targets a product launch in mid-2005 with initial availability to approximately 1.8 million households, and with availability to the vast majority of customers in the Rogers Cable service areas in 2006.

Rogers’ digital voice telephone service will allow consumers that switch their home or business telephone service to Rogers’ ‘Digital Phone’ service to keep their existing phone numbers and receive popular calling features such as directory assistance, enhanced 911 emergency service, call waiting, caller ID and voice mail, as well as many new services. Importantly, Rogers’ digital voice-over-cable telephone service will connect to each telephone jack in the home or office utilizing existing wiring, and will provide uninterruptible back-up powering in the event of an electrical outage.

Rogers’ Digital Phone telephone service will leverage the Company’s advanced DOCSIS broadband cable network, combined with advanced soft-switching technology based on CableLabs PacketCable industry standards and voice over IP (VoIP) technology, as well as certain billing functionality and network elements of Rogers Wireless. This primary line telephone offering will deliver high-quality voice service transported over Rogers’ private, IP-based data network with the reliability and quality of service that consumers and businesses expect. In addition to primary line quality digital telephone service, the investment in this broadband IP multimedia network will enable new advanced IP services, as well as facilitate future product offerings which integrate the most powerful aspects of Rogers’ cable and wireless telephone services.

“This furthers our preparation and commitment to providing customers with full service solutions that deliver the simplicity, quality and value they want in their communications, entertainment and information services in one package, on one bill, from one provider,” said Ted Rogers, President and CEO of Rogers Communications. “Offering high quality primary line telephone service that includes local and long distance, as well as a complete suite of advanced IP-based calling features, will be a compelling addition to the collection of Rogers’ services that we deliver today over our advanced networks. The integration of a digital voice-over-cable telephone service with Rogers’ popular high-speed Internet product – and then with our Rogers Wireless services — will create new service offerings far beyond anything available today from traditional providers of telephone or Internet service.”

The comprehensive deployment plan includes all of the fixed and variable costs required to deploy a widely scaleable primary line quality, high-reliability digital voice-over-cable telephony service across the Rogers Cable serving footprint, including fixed costs associated with information technologies, systems integration, transport, IP network redundancy, multi-hour network powering, and network status monitoring. The fixed capital costs associated with the deployment are expected to approximate $200 million, with between approximately $140 million to $170 million of expenditures occurring during 2004. The variable capital costs associated with adding each incremental voice-over-cable telephony service subscriber, including switching and gateway capacity, incremental network capacity and customer premise equipment with uninterruptible backup powering at the home or office are expected to approximate $300 to $340 per subscriber. It is expected that Rogers Cable will initially utilize certain network elements of one or more third party CLECs to facilitate interconnection with the public switched telephone network. A subsidiary of Rogers Communications Inc. filed an application for CLEC status with the CRTC in 2003 and has begun negotiations with other carriers.

Cautionary Statement Regarding Forward-Looking Information:
This news release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission.

About Rogers Cable:
Rogers Cable Inc. is a wholly owned subsidiary of Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG). Rogers Cable passes 3.2 million homes in Ontario, New Brunswick, Newfoundland and Labrador, and at 71% has the highest basic penetration of any cable operator in North America. The Company pioneered high-speed Internet access with the first commercial launch in North America in 1995 and now approximately 25% of homes passed are Internet customers. With 99% of its network digital ready, Rogers leads the Canadian market in offering High Definition TV, a suite of Rogers On Demand services (including Video On Demand, Personal Video Recorders and Timeshifting channels), as well as the largest line-up of digital, ethnic and sports programming. Approximately one quarter of Rogers basic subscribers are also digital customers and over 35% are Rogers Hi-Speed residential and business customers. Rogers Cable also owns and operates 279 Rogers Video stores.

About Rogers Communications:
Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, data communications and paging through Rogers Wireless Communications Inc. and radio, television broadcasting, televised shopping, and publishing businesses through Rogers Media Inc.

For Further Information (Investors and Analysts):
Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media):
Taanta Gupta, 416.935.4727, taanta.gupta@rci.rogers.com
Jan Innes, 416.935.3525, jinnes@rci.rogers.com

# # #